

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Mark Vadon
Chief Executive Officer and Chairman
Big Sky Growth Partners, Inc.
201 Western Avenue, Suite 406
Seattle, WA 98101

> **Re: Big Sky Growth Partners, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 26, 2021**
> **Amendment No. 1 to Form S-1**
> **Filed March 23, 2021**
> **File No. 333-253569**

Dear Mr. Vadon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 26, 2021

Dilution, page 85

1. We note your dilution discussion and calculations here and elsewhere do not reflect any dilution associated with the sale and exercise of warrants, including the private placement warrants. Please revise here and elsewhere as appropriate to clearly describe the differences between the founder's/insider's warrants and those warrants included in the offered IPO units, including their potential dilutive effects.

Consent of Independent Registered Public Accounting Firm, page E.23.1

2. We note that the *consent* of your independent registered public accounting firm references

their report dated 02/25/21. However, the auditor's report on page F-2 is dated 02/26/21. Please amend your filing to include an updated *consent* from your auditor that references the correct auditor's report date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance